SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of July 2019

(Commission File No. 001-32221)

GOL LINHAS AÉREAS INTELIGENTES S.A.

(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.

(Translation of registrant’s name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

GOL LINHAS AÉREAS INTELIGENTES S.A.

CNPJ/MF No. 06.164.253/0001-87

NIRE 35.300.314.441

MINUTES OF THE BOARD OF DIRECTORS’ MEETING

HELD ON JULY 17, 2019

1. Date, Time and Place: July 17, 2019, 5 p.m., at the headquarters of Gol Linhas Aéreas Inteligentes S.A. (“Company”), at Praça Comte. Linneu Gomes, Portaria 3 - Building 7, Meeting Room of the Board of Directors, Jardim Aeroporto, City of São Paulo, State of São Paulo.

2. Call Notice and Attendance: Dismissed, due to the attendance of all members of the Company’s Board of Directors, pursuant to Article 19 of the Company’s by-laws.

3. Chair: Mr. Constantino de Oliveira Junior was the chairman of the meeting and invited me, Richard F. Lark, Jr., to act as secretary of the meeting.

4. Agenda: To resolve the following matters: (i) grant of a guarantee by the Company to holders of 2024 Notes (as defined below) for certain obligations of GOL Equity Finance, an orphan special purpose vehicle, incorporated under the laws of the Grand Duchy of Luxembourg (“GOL Equity Finance”), in the context of GOL Equity Finance’s issuance of exchangeable debt securities in the foreign market in an aggregate principal amount up to US$ 100,000,000, with maturity in 2024 and interest of 3.75% per year ("2024 Notes"); and (ii) authorization for the Company’s officers to take any and all appropriate measures and to perform any and all acts and sign all documents necessary or convenient to carry out the matter set forth in item (i) above.

5. Resolutions: The members of the Board of Directors approved, by unanimous vote:

(i)        grant of an unconditional and irrevocable guarantee by the Company for GOL Equity Finance’s obligations with respect to the 2024 Notes, under the terms and conditions defined by the Company’s officers; and

(ii)       authorization for the Company’s officers to take any and all appropriate measures and to perform any and all acts and sign all documents necessary or convenient to grant the guarantee approved herein, including contracts, instruments and any related documents.

6. Conclusion: There being no further matters to be discussed, discussions were concluded and the meeting was adjourned for the time necessary to draw up these minutes, which were read, found in order and signed by those present: (a.a.) Chairman, Mr. Constantino de Oliveira Junior; Secretary, Mr. Richard F. Lark, Jr.; (b.b.) Members of the Board of Directors present: Mr. Constantino de Oliveira Junior, Mr. Joaquim Constantino Neto, Mr. Ricardo Constantino, Mr. William Charles Carroll, Mr. Antonio Kandir, Mr. Germán Pasquale Quiroga Vilardo, Mr. André Béla Jánszky, Mrs. Anna Luiza Serwy Constantino and Mr. Francis James Leahy Meaney.

This is a true copy of the minutes that were drawn-up in the proper book.

São Paulo, July 17, 2019.

______________________________ Constantino de Oliveira Junior Chairman	_____________________________ Richard F. Lark, Jr. Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 18, 2019

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/s/ Richard F. Lark, Jr.
Name: Richard F. Lark, Jr. Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.